

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Roger L. Smith
Vice President, Real Estate, General Counsel and Secretary
Orchard Supply Hardware Stores Corporation
6450 Via Del Oro
San Jose, CA 95119

> **Re:** **Orchard Supply Hardware Stores Corporation**
> **Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-175105**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not yet provided certain information in your filing such as the distribution ratio, post-distribution capitalization figures, and director compensation. We further note that you have not yet filed a number of material contracts and exhibits, including the legality and tax opinions. Please be advised that we will need sufficient time to review this information after you provide it and we may have further comments following our review.

Calculation of Registration Fee

2. We note that you have calculated the registration fee pursuant Rule 457(o) of the Securities Act of 1933. Since you a registering a spin-off transaction, you should consult Rule 457(f) in calculating the registration fee. Please refer to Securities Act Rules Compliance and Disclosure Interpretation Question 240.03.

Prospectus Cover Page

3. Please alert investors to the existence of your multi-class equity structure by providing a
    very concise overview of the several classes of equity that will be in effect after the
    distribution. Briefly address the rights to be held by the owners of each class of equity
    and describe the significance of the Class A common stockholders.

Summary, page 1

4. We believe that investors may benefit from disclosure that allows for a better
    understanding of the nature of their investment in relation to the outstanding shares of
    Class B and C common stock and your overall capital structure. Please provide a
    prominent, practical, and easy-to-understand discussion that addresses the purposes for
    maintaining several classes of common stock and the strategic aims or benefits
    contemplated by your capital structure. Also address and provide appropriate analysis of
    the impact on Class A shareholders of the intended exchange of Class A shares for Class
    C shares by ACOF I LLC. Your discussion in this regard should comply with Rule
    421(d) of Regulation C.

Risk Factors, page 4

5. Please revise your disclosure to include a summary discussion of your risks equal in
    prominence to the summary of your competitive strengths.

Risk Factors, page 19

6. You are required to describe all significant factors that make your offering risky. See
    Item 503(c) of Regulation S-K. Accordingly, please delete or revise the last two
    sentences of the introductory paragraph.

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage . . .
page 23

7. Please revise your discussion to disclose your total debt outstanding as of the most recent
    practicable date.

Risks Related to our Relationship with and Separation from Sears Holdings, page 31

8. We note your disclosure regarding the Appliances Agreement and the Brands Agreement
    on pages 117-118. Please tell us what consideration you have given to including a
    separate risk factor that discusses the potential risks to your business and financial results
    associated with the Appliance Agreement and the other agreements with Sears Holdings
    such as, but not limited to, the following:

- The commission-based structure as compared to the arrangement under the prior agreement with Sears Holdings and the right of Sears Holdings to, in its sole discretion, modify the commission rate for each category of product; and

- The right of Sears Holdings to terminate the Appliances Agreement with only six months' prior notice if you fail to meet a specified minimum percentage of quarterly sales.

Cautionary Statement Concerning Forward-Looking Statements, page 42

9. Please delete the reference to the Private Securities Litigation Reform Act of 1995 as you are not eligible to utilize the safe-harbor for forward-looking statements afforded by this legislation. See Section 27A(b)(2)(D) of the Securities Act of 1933.

Material U.S. Federal Income Tax Consequences of the Spin-off, page 46

10. Please be advised that we may have further comments on this section after you file the tax opinion as Exhibit 8.1.

11. We note your statement that you have received an IRS ruling indicating that the distribution will qualify as tax-free under Section 355 of the Internal Revenue Code for U.S. federal income tax purposes. Please file the IRS ruling as an exhibit to your registration statement.

12. Please delete the disclaimer in the first sentence of the last paragraph in bold print.

Capitalization, page 55

13. Please tell us your consideration of providing pro forma EPS for the latest year and interim period giving effect to any transactions relating to the distribution that will not be retroactively reflected.

Unaudited Pro Forma Consolidated Financial Data, page 59

14. Please tell us the status of negotiations for the new Appliances Agreement and explain why you believe it is appropriate to include sales under this agreement as a pro forma adjustment when the agreement has not been executed. Explain how you arrived at the amounts of commission income and associated cost of sales for the annual and interim periods.

15. Please tell us why you believe it is appropriate to include sales under the new Brands and License Agreements as a pro forma adjustment when the agreements have not been completed. Explain how you arrived at the amount of incremental costs for each period.

Impacts from the Spin-off, page 66

16. Estimates of what expenses would have been on a stand-alone basis should also be included in the footnotes to the financial statements. While we have separate comments on specific allocated costs, please consider comprehensive footnote disclosure addressing this under the basis of presentation heading in your footnotes.

17. You disclose a reduction of net sales ranging from $16 to $18 million on a going forward annual basis due to changes in the procurement of appliances and other merchandise from Sears and Sears' suppliers. Please disclose the expected impact to net income, as well.

Results of Operations, page 67

18. Please revise your analysis to ensure a level of detail sufficient for a reader to understand the business through the eyes of management, including quantification of contributing factors and discussion of underlying causes. For example:
    * Quantify the offsetting impact on interim sales of the decline in net sales in lawn and garden and the increase in net sales of appliances.

    * In your discussion of gross margin in the interim periods, quantify the impact from both increased markdowns and fixed occupancy costs and explain the underlying reasons for increased clearance and promotional activities, the categories of products affected by the increased markdowns, the beneficial results of the promotional activities, etc.

    * Expand your discussion of selling and administrative costs to explain the nature of incremental consulting spending and the related strategic initiatives and the underlying reasons for the higher maintenance costs and insurance costs.

    For additional guidance, please refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 73

19. Please provide a discussion of the potential default resulting from change of control triggers in your senior secured credit facility and senior secured term loan. This discussion should include an analysis of the potential events that could cause such a change of control, the likelihood of such events, and the ramifications should the obligations become immediately due and payable.

20. Explain how you would modify your business plan, in addition to a delay in new store openings, if efforts to renegotiate your financial covenants are not successful. The discussion should be detailed with quantified data where practicable.

Contractual Obligations and Off-Balance Sheet Arrangements, page 77

21. We note you have excluded variable interest on long-term debt due to uncertainty in timing or amounts. Please revise to include estimates of future variable rate interest payments in the table or in a footnote to the table and provide appropriate disclosure with respect to your assumptions.

Critical Accounting Policies and Estimates, page 78

22. Please provide a discussion of the methods and underlying assumptions used to value your Class B Common Stock at $87 per share for purposes of determining the valuation of the stock options awarded in May 2010. Discuss subsequent material changes in the value of the stock, including analysis of subsequent valuations and considerations of Class A stock, and refer to the intrinsic value of the options on January 29, 2011, as disclosed on page F-19. Tell us the aggregate fair value of the options granted and reconcile, if necessary, to compensation amounts and weighted average grant date fair value amounts disclosed in Note 7. Clarify how many stock options were issued in May 2010 and the nature of the 26,723 options granted in 2010 that are no longer outstanding.

Legal Proceedings, page 87

23. Please revise the second paragraph to provide the name of the courts in which the proceedings are pending and the dates such actions were instituted. See Item 103 of Regulation S-K.

24. We note your statement in the third paragraph that employment-related claims do not ordinarily involve damage claims that are material to your business. However, to the extent you believe the two pending cases are material, please revise your disclosure to provide all of the information required by Item 103 of Regulation S-K.

Management, page 89

Directors and Executive Officers Following the Distribution, page 89

25. We note that you have provided signatures for the directors on page II-5. Please revise this section to provide the disclosure required by Item 401 of Regulation S-K for each director.

<u>Executive Compensation, page 95</u>

<u>Compensation Discussion and Analysis, page 95</u>

<u>Components of our Executive Compensation Program, page 96</u>

<u>Short-Term Cash Incentives, page 97</u>

26. We note that your named executive officers were eligible to earn bonuses based on achievement of financial performance objectives such as EBITDA, revenues, gross margin, rate of inventory turn and payroll expenses. Please revise your discussion to explain why you have structured your annual cash incentive plan to include these productivity metrics and how achievement or non-achievement of those objectives impacts compensation awarded under the plan.

<u>Long-Term Equity Incentives, page 99</u>

27. We note your disclosure regarding the stock option grants in May 2010 for your Class B Common Stock. Please revise the second paragraph to provide a more detailed discussion of regarding how you determined the number of stock options to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 115</u>

28. Please tell us what consideration you have given to filing the Appliances Agreement, Brands Agreement, License Agreements, Services Agreement, Appliances Sales Agreement, Authorized Seller Agreement, Brand Sales Agreement, Home Services Agreement and the Existing Stockholders' Agreement as material contracts under Item 601(b)(10) of Regulation S-K.

<u>Description of Our Capital Stock, page 121</u>

29. Please revise the second and third sentences of this section since you are required to provide a complete summary and description of the provisions you discuss in your prospectus.

<u>Class A Common Stock, Class B Common Stock and Class C Common Stock . . . , page 121</u>

30. Please revise your disclosure regarding preemptive rights to include a description of the preemptive rights afforded under the Stockholders' Agreement. Please also comply with this comment in your Preferred Stock preemptive rights disclosure on page 125. See Item 202(a)(1) of Regulation S-K.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Basis of Presentation and Nature of Operations, page F-7

31. Please revise the footnote disclosure of the costs and allocations charged by Sears to include management's assertion that the allocation methods are reasonable. Disclose the methods of allocation and include management's estimates of what the allocated expenses would have been on a stand-alone basis.

Segment Reporting, page F-7

32. Please revise your filing to disclose revenues by product line as required by ASC 280-10-50-40.

Vendor Rebates and Allowances, page F-8

33. Please tell us the amount of vendor rebates and allowances earned through transactions with Sears and describe any changes you expect in these amounts after the spin-off.

Casualty Claim Reserves, page F-10

34. Based on the claim payments made in 2009 and 2010, your current self insurance reserve for claims incurred as of the balance sheet date but not yet paid represents over six years worth of claims. Please explain the specific reasons the reserve exceeds annual claims to this degree and explain the underlying reasons for the increase in the reserve from the prior year.

Note 4 – Debt and Capital Lease Obligations, page F-14

35. Please revise to disclose and discuss the specific terms of your covenants, including actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Regarding the fixed charge coverage ratio that is triggered when availability under the Senior Secured Credit Facility reaches a minimum threshold for three consecutive days, please quantify the minimum threshold and provide a calculation of the ratio for you and the Guarantors regardless of whether the covenant was triggered. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

36. Please provide a clear discussion of the negative covenants related to the sale of assets, change of control, etc. that may be relevant to the spin-off. Clearly address whether you

believe the spin-off violates any existing covenants and address the potential effects of a subsequent sale of stock by your major shareholders.

Note 9 – Related-Party Agreements, page F-22

37. Provide disclosure here and in your disclosure of the basis of presentation in Note 1 of the benefit to your income statement from your ability to purchase products from Sears at Sears' cost for such products under the Appliance Sales and Brand Sales agreements. In the footnotes to your annual and/or interim financial statements as appropriate, discuss the expected termination of these agreements and the essential expected terms of the new agreements, which will be generally based on arm's length terms and conditions, according to disclosure on page 62.

Note 10 – Commitments and Contingencies, page F-22

38. Regarding the $5.6 million accrual for the dispute over the store lease, if there is a reasonable possibility that additional amounts will be paid, provide disclosure of the additional exposure to loss as required by paragraphs 450-20-50-3 through 50-8. Also, revise the footnote to your interim financial statements (page F-32) to avoid use of the term "reserve" for an accrual made pursuant to paragraph 450-20-25-2; see paragraph 450-20-50-1.

Interim Condensed Consolidated Financial Statements, page F-24

39. Please revise the interim financial statements and footnotes as appropriate to address our related comments on the annual financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        William H. Hinman, Jr.